FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of March 2007
                                  21 March 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 21 March 2007



TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):



2. Reason for the notification (please state Yes/No): ( )


An acquisition or disposal of voting rights: ( )


An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )


An event changing the breakdown of voting rights: ( )


Other (please specify) : Notification under the Disclosure Rules and Transparency Rules as implemented by the Transparency Obligations Directive Instrument 2006.



3. Full name of person(s) subject to the notification obligation (iii):

Harris Associates L.P.



4. Full name of shareholder(s) (if different from 3.) (iv):



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



6. Date on which issuer notified:


19 March 2007



7. Threshold(s) that is/are crossed or reached:


3%



8. Notified details:


..................


A: Voting rights attached to shares

Class/type of shares if possible using    Situation previous to the Triggering
the ISIN CODE                                       transaction (vi)
                                        Number of      Number of voting Rights
                                        shares         (viii)




Resulting situation after the triggering transaction (vii)

Class/type of shares if    Number of     Number of voting       % of voting
possible using the ISIN    shares        rights (ix)            rights
CODE
                           Direct        Direct (x)    Indirect Direct  Indirect
                                                       (xi)
Ordinary
shares of 50p              56,092,700    56,092,700             3.20%


B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of     Expiration Exercise/       Number of voting rights that may  % of
financial   Date       Conversion      be acquired if the instrument is  voting
instrument  (xiii)     Period/ Date    exercised/ converted.             rights
                       (xiv)




Total (A+B)
Number of voting rights      % of voting rights
56,092,700                   3.20%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):





Proxy Voting:


10. Name of the proxy holder:

Harris Associates L.P.



11. Number of voting rights proxy holder will cease to hold:





12. Date on which proxy holder will cease to hold voting rights:



13. Additional information:



14. Contact name:

Sarah E. Grimm


15. Contact telephone number:

312-621-0628



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 March 2007                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary